Exhibit 6.3

BRAND LICENSING AGREEMENT

CLOUDBURST DISTRIBUTION PTY LTD. and ROOSHINE, INC.

This Brand Licensing Agreement (the “Agreement”) is made as of April 1, 2018, between Cloudburst Distribution Pty Ltd (the “Licensor”), a corporation organized and existing under the laws of the State of Western Australia having offices at Unit 4/45 Boranup Ave, Clarkson WA 6030 (the “Licensor”) and Rooshine, Inc. (the “Licensee”), a publicly traded company on the United States OTC Markets (“OTC”) under the symbol RSAU organized and existing under the laws of the State of Nevada having offices at 105 Pine Creek Trail, Ormond Beach, Florida 32174 (the “Licensee”).

WITNESSETH:

WHEREAS, Rooshine, Inc. (the “Licensee”), is a publicly traded company on the United States OTC Markets (“OTC”) under the symbol OTCQB: RSAU; and

WHEREAS, Licensor is in the business of developing beverages and is seeking to obtain retail sales of its Products (as each is defined in Exhibit A hereto) marketed under the Brand (as defined below in paragraph 2(b) below); and

WHEREAS, Licensee is in the business of selling and distributing beverages and is seeking to expand its brand base; and

WHEREAS, Licensee desires to acquire the exclusive rights in North America (the “Territory”) to use the Brand on and in connection with the marketing, distribution and sale of the Products, and Licensor desires to grant to Licensee, an exclusive license to use the Brands on and in connection with the marketing, distribution and sale of the Products in the Territory, subject to and in accordance with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	License.

(a)       Licensor hereby grants to Licensee, subject to the terms and conditions hereof, the exclusive license in the Territory to use Licensor’s Brand, commercial and technical information to market, distribute and sell the Products and any other products it manufactures using the Brand to {commercial} customers, which shall include all rights to use in advertising, publicity, or otherwise, any other trademark, trade name or names, or any contraction, abbreviation, or simulation thereof, on and in connection with the marketing, distribution and sale of the Products.

(b)       Licensor shall provide information on all technical information, techniques, and other technical information, as requested, within a commercially reasonable period of time.

(c)       Licensee shall have the right to grant sublicenses provided that such sub-licensees agree to abide by the terms of this Agreement to the same extent as if they were a licensee.

(d)       Licensor acknowledges that Licensee may hereafter enter into licenses with third parties regarding the sale of other similar products and such sale shall not be deemed to be a breach of this Agreement.

(e)       Licensor agrees that except for the license herein granted to Licensee it shall not license or sell any products similar to the Products or any other products in connection with the Brand in the agreed Territory unless minimum pre-agreed sales volumes have not been met in a timely manner.

2.	Definitions.

(a)           Know-how. All patent applications, inventions, discoveries, data, improvements, techniques, technology, formulae, processes, plans or programs, useful, related to, or necessary to formulate, handle, or utilize the Brand, now or hereafter owned or controlled by Licensor prior to the termination of this Agreement to the extent to which Licensor has the right to grant licenses of the scope herein granted.

(b)           The Brand: Rooshine.

(c)           Licensing Fee: Fee to be paid by Licensee to Licensor for the marketing rights of the Products.

(d)           Licensor Component: That part of the technical information developed by Licensor that consists of patents, copyrights, trade secrets, trademarks or service marks as well as all parts and components based upon or derived from Licensor Know-how pertaining to the Licensor Component.

(e)           Product: any product employing or derived from Licensor Know-how, as well as improvements, modifications, additions, adaptations, or new models designed or developed by, for or in association with the Brand.

(f)           Term of the Agreement: Five years from the date of this Agreement. The Agreement will be automatically renewed for an additional five years if agreed to by both parties of this Agreement within thirty days prior to the termination of the initial term and provided that Licensee is in compliance with all of the terms and conditions of this agreement.

3.	Initial License Fee.

(a)       Fee. In consideration for the costs incurred by Licensor for manufacturing and maintaining its existing inventory of Products, inclusive of any raw material costs, Licensee shall pay Licensor an initial license fee of 112,320,000 (One Hundred, Twelve Million, Three Hundred Twenty Thousand) OTC Market Shares. This was paid in 2016 under the Change of Control and Exclusive License Agreement.

(b)       Proof of Sufficient Financial Resources. During the six (6) months following the execution of this Agreement, Licensee shall provide, to Licensor on a strictly confidential basis, as and when requested by Licensor, sufficient proof that Licensee’s financial resources to be dedicated to the Brand and the marketing, distribution and sale of the Products are in excess of $100,000 USD. During the next succeeding six (6) month period, Licensor shall continue to have the right to request, and Licensee shall continue to provide on a strictly confidential basis, information related to the sufficiency of its resources to market and sell the Products.

(c)       Maintenance of Trademarks. During the Term, Licensor shall be responsible for filing, prosecuting and maintaining any patents or trademarks licensed by Licensor related to the Brand.

(d)       Services to be Provided by Licensor or its Affiliated Entities. The parties acknowledge that Origin Distillery Ltd is the general partner of the Licensor and that Origin Distillery is in the business of providing product development, production, manufacturing and brand management services for companies engaged in the beverage industry. Licensor acknowledges that one of the incentives for Licensee to enter into this Agreement was its agreement to provide the following services or to cause Origin Distillery to perform the following services at no cost to Licensee other than the brand management services which shall be provided to Licensee at the cost price incurred by Licensor:

•	Formulation and production at a fixed bottle rate of Rooshine Products;

•	Set up and maintain a website for the display of the Products under the Brand;

•	Provide all brand management services at cost;

o	develop necessary P&L, Cash Flow, and Balance Sheet documents

o	setup and keep Licensee’s accounting books

o	Advise on production (all scales)

o	Advise on ordering raw materials, invoicing, delivery, and finished goods logistics (freight and warehousing)

o	Create a brand specific sales and marketing plan based on the brand’s demographic and geographic targets and budget.

o	Manage sales person(s)

o	Design Product and Brand sell sheet and Point of Sale material including posters, suction racks, static clings, coolers, etc.

o	Establish appropriate sales and marketing budgets based on scope of overall project.

o	Develop an impactful and cost effective rollout marketing campaign.

o	Create retailer and distributor presentations based on brand’s demographic and geographic targets.

o	Identify correct retail and distributor partners

o	Actively participate in key account buyer meetings.

o	Work directly with sales personnel to secure sales meetings and ultimately shelf space.

4.             Term. The initial term of this Agreement shall be for five (5) years from the date hereof unless earlier terminated pursuant to the terms hereof. Thereafter, so long as Licensee is not in default, this Agreement may be extended by Licensee for five (5) additional years under such terms and conditions as may be mutually agreed to by the parties Licensor. If the parties are unable to agree to renewal terms then, at the election of the Licensee, in its sole discretion, this Agreement shall continue for an additional five year term upon the same terms and condition contained in this agreement. If this Agreement is terminated before the end of the initial term then the Licensee, its agents or sub-licensees shall not engage, directly or indirectly, in any part of the business of manufacturing, marketing or servicing of Products based upon or derived from Licensor Know-how for a period of five (5) years.

5.             Confidentiality.

(a)           Licensee recognizes that trade secrets and other proprietary information of Licensor will be conveyed to Licensee pursuant to this Agreement, and Licensee agrees to keep such information in confidence and not to disclose it during or within five (5) years after the term of this Agreement to third parties other than Licensee Affiliates that are bound by confidentiality restrictions as set forth herein and as required by Licensor’s Intellectual Property Protection Program. This confidentiality provision shall survive the early termination or cancellation of this Agreement, and remain in full force.

(b)           The restrictions set forth in subparagraph (a) of this paragraph shall not apply to any information: (i) well-known and in the public domain at the time of disclosure; (ii) known to Licensee at the time it was disclosed to it by Licensor as shown by documentation establishing such prior knowledge; (iii) disclosed with the prior written approval of Licensor; and (iv) rightfully disclosed to Licensee by a third party other than a Licensee Affiliate.

6.             Technical Data. Within ten (10) days after the execution of this Agreement, Licensor shall provide Licensee with a complete description of all Licensor patent applications, plans, specifications, and instructions and drawings, for the manufacture and use of Products, provided, however, that all such materials shall remain the property of Licensor.

7.             Board of Directors. Licensor shall appoint a representative to Licensee’s to its board of directors, which shall consist of no more than three (3) members. The by-laws of the Licensee shall further provide that no action may be taken by the Board without notice being given to Licensor’s representative and that any sale of the Licensee or its business operations will require a unanimous vote.

8.             Relationship. Licensee and Licensor shall act as principals in all respects hereunder, and nothing herein shall be construed to constitute either as the agent, partner, or joint venturer of the other.

9.             Litigation; Indemnification. Licensee may at its own expense prosecute any suits or other proceedings against third parties for infringement of Licensor patents or for theft or misuse of the industrial property of Licensor licensed hereunder, and shall be entitled to retain all judgments or other recoveries. In the event that a third party alleges that Licensee infringes any United States patents owned or controlled by such third party by virtue of the manufacture, sale or use of products, except for any improvements thereto by Licensee, Licensor shall indemnify Licensee for all such claims, demands, damages and cost, including reasonable attorneys’ fees; provided, however, that this indemnity is conditioned upon Licensee notifying Licensor in writing promptly of the receipt of any claim or the filing of any action, suit or litigation for which Licensor would be liable under the above indemnity and Licensee tendering to Licensor the full defence and direction thereof so long as any compromise or settlement by Licensor gives Licensee a complete and unconditional release; and provided, further, that this indemnity shall be deemed waived by Licensee in the event of a compromise or settlement of any such alleged infringement by Licensee without first obtaining the consent in writing of Licensor, which consent shall not be unreasonably conditioned, delayed or withheld. In addition, Licensee shall not incur any expenses covered by this indemnity over two thousand five hundred dollars ($2,500) without approval of Licensor, which shall not be unreasonably conditioned, delayed or withheld, Licensee shall be solely responsible for ensuring the compliance of Products with all safety or other standards under any applicable law, rule or order, of any competent governmental authority. Licensee shall indemnify Licensor and its officers, directors and employees agents and representatives, harmless from any loss, cost or expense, including reasonable attorney’s fees, damages, or penalties of any kind on account of or resulting from any claim incurred in connection with the manufacture or sale of the Products other than (i) due to a breach of the representations or warranties contained in this Agreement; (ii) the gross negligence or wilful misconduct of Licensor; or (iii) a claim for which Licensor is obligated to indemnify Licensee under the preceding paragraph.

10.	Termination.

(a)           In the event of the failure of Licensee to:

(i) meet a minimum sales quota of 1 container per month for Exclusive Sales and Distribution Rights or

(ii) sell at least 12 Containers of Rooshine Product over the course of the first twelve (12) months or

(iii) in the event of Licensee’s failure to observe or comply with any of the other material terms and conditions of this Agreement

(iv) in the event the Licensee misrepresents the Brand or represents the Brand in a detrimental way and any such failure is not corrected within thirty (30) days after written notice thereof is given to Licensee, the licenses granted hereunder to Licensee may be terminated forthwith by Licensor upon furnishing a written notice to that effect to Licensee; provided, however, in the event of a default under clause (ii) above, Licensee shall be entitled to cure such default by paying Licensor the fee it would have received has its sold the agreed volume.

(b)          In the event that Licensee shall become insolvent, or admit in writing its inability to pay its debts as they mature, or make a general assignment for the benefit of creditors, or file a petition for bankruptcy or permit a petition for bankruptcy against it to remain un-dismissed for a period of sixty (60) days, or go into liquidation or receivership, or become a party to dissolution proceeding or be admitted as a party to any statutory procedure for the settlement of its debts, Licensor shall have the right and option upon written notice to Licensee to terminate forthwith the licenses granted herein to Licensee.

(c)          In the event of termination, however occasioned, the entire unpaid balance as of the date of termination under paragraph 3 shall become immediately due and payable.

(d)          In the event of termination, however occasioned, Licensee, its agents or sub-licensees shall return to Licensor all printed or written materials containing, based upon, or derived from Licensor Know-how, and shall make no further use of such Know-how, or of Licensor patents, if any. Licensee shall have the option to purchase from Licensor or its Affiliates any or all of Licensor’s inventory at cost. Licensee will undertake to examine favorably such inventory and acquire on the aforesaid basis from Licensor such items as it may determine to be commercially reasonable for it to acquire.

(e)          In the event of termination, however occasioned, Licensor shall not have any liability or responsibility for compensation, reimbursement, indemnification or damages on account of the loss of prospective business by Licensee or on account of expenditures, investments, leases or commitments made by Licensee.

(f)            In the event of termination, under subparagraph (a) and (b) above, Licensor at its option shall have the exclusive worldwide right to, use and sell, lease, loan, rent or otherwise dispose of, with full right to assign or sublicense, any improvements, to Licensor Know-how developed or owned by Licensee subject for ninety (90) days. Inventory containing the Products shall be disposed of thereafter, unless approved in writing by the Licensor.

(g)           In the event that Licensor shall become insolvent, or admit in writing its inability to pay its debts as they mature, or make a general assignment for the benefit of creditors, or file a petition for bankruptcy or permit a petition for bankruptcy against it to remain un-dismissed for a period of sixty (60) days, or go into liquidation or receivership, or become a party to dissolution proceeding or be admitted as a party to any statutory procedure for the settlement of its debts, Licensee shall have the right and option upon written notice to Licensor to terminate forthwith the licenses granted herein to Licensee.

11.           Representations and Warranties of Licensor. Licensor represents and warrants to Licensee that,

(a)           The License granted hereunder does not infringe any patent, trade secret or other property or proprietary rights of any third party. Licensor is the exclusive owner of all Know-how licensed hereunder and shall use its best efforts to prosecute its pending patent application to completion, and to protect all trade secrets and other intellectual property. Licensor has not granted a license to the Brands or Products to any other party in the Territory.

(b)           All proceeds received from Licensee under this license will be applied by Licensor first to satisfy all legal obligations to employees and government instrumentalities, and next to trade creditors, prior to any payments to shareholders for interest on debt, repayment of debt principal, or dividends or other distribution in respect of Licensor stock.

(c)           Licensor has good title to the Products to be sold to Licensee and its customers hereunder, and such inventory and equipment is, and at the time of conveyance to Licensee or its customers, as the case may be, shall be, free and clear of all liens or encumbrances.

(d)           Licensor has full authority to execute and to perform this Agreement in accordance with its terms; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, result in a breach, violation or default or give rise to an event which, with the giving of notice or after the passage of time, or both, would conflict with or result in a breach, violation or default of any of the terms or provisions or of any indenture, agreement, judgment, decree or other instrument or restriction to which Licensor is a party or by which Licensor may be bound or affected; and no further authorization or approval, whether of governmental bodies or otherwise, is necessary in order to enable Licensor to enter into and perform the same.

(e)           This Agreement constitutes a valid and binding obligation enforceable against Licensor in accordance with its terms.

12.           Representations and Warranties of Licensee. Licensee represents and warrants to Licensor that,

(a)           Licensee has full authority to execute and to perform this Agreement in accordance with its terms; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and will not conflict with, result in a breach, violation or default or give rise to an event which, with the giving of notice or after the passage of time, or both, would conflict with or result in a breach, violation or default of any of the terms or provisions or of any indenture, agreement, judgment, decree or other instrument or restriction to which Licensee is a party or by which Licensee may be bound or affected; and no further authorization or approval, whether of governmental bodies or otherwise, is necessary in order to enable Licensee to enter into and perform the same.

(b)           This Agreement constitutes a valid and binding obligation enforceable against Licensee in accordance with its terms.

13.           Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered: (a) personally; (b) by facsimile or email transmission; (c) by a commercial overnight delivery service (e.g., Federal Express, UPS, Airborne, etc.) and paid for by the sender; or (d) by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered: (i) personally, upon such service or delivery; (ii) if sent by facsimile or email transmission, on the day so transmitted, if the sender receives written confirmation (which may be electronic form) from the receiver that the communication was received; (iii) if sent by commercial overnight delivery service, on the date reflected by such service as delivered to the addressee; or (iv) if mailed by certified or registered mail, five business days after the date of deposit in the United States mail. In each instance, such notice, request, demand or other communications shall be addressed to the parties at the addresses set forth hereinabove or to such other address or to such other person as Licensor or Licensee shall have last designated by written notice given as herein provided.

14.           Miscellaneous.

(a)           Nothing contained in this Agreement shall be construed as (i) a warranty or representation as to the validity or scope of any patent; (ii) an agreement to bring or prosecute actions or suits against third parties for infringement, or conferring any rights to bring or prosecute actions against third parties for infringement except as provided in paragraph 10; or (iii) conferring by implication, estoppel, or otherwise, upon Licensee any license or other right in or to any patent, trademark, copyright or Know-how.

(b)           No delay or failure of either party in exercising any right hereunder shall affect such right, nor shall any single or partial exercise of any right preclude any further exercise thereof. No modification, amendment, addition, or waiver, of any provision of this Agreement shall be effective unless set forth in a writing signed by Licensor and Licensee which specifically states that such writing is to be a modification, amendment, addition, or waiver, and then only in that specific instance and for the specific purpose for which given.

(c)           This Agreement contains the entire and complete understanding of the parties with respect to the subject matter and merges all prior and contemporaneous understandings.

(d)           This Agreement may not be assigned or sublicensed by Licensee without the prior written consent of Licensor, which shall not be unreasonably withheld. Where Licensee is permitted to assign or sublicense, this Agreement it shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and sub-licensees. Licensor retains the right to sell and/or assign at any time its right to receive any of the license fees and other payments due to it hereunder to third parties upon no less than thirty (30) days prior written notice to the Licensee.

(e)           No remedy conferred herein is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

(f)           Each of the parties hereto shall make, do or cause to be done, such further acts and things, and execute, acknowledge, and deliver, such instruments and documents as may be necessary to effectuate the purposes and intent of this Agreement.

(g)           The invalidity, partial failure of consideration, or unenforceability, of any particular provision of this Agreement shall not affect the validity or enforceability hereof.

(h)           This Agreement may be executed in counterparts, all of which taken together shall be deemed one original agreement.

(i)            This Agreement shall be governed by the laws of the State of Florida.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their representatives, thereunto duly authorized, as of the date first above written.

CLOUDBURST DISTRIBUTION PTY LTD

By:	/s/ Les Brian McCall
Name: Les Brian McCall
Title: CEO

ORIGIN DISTILLERY, LLC

By:	/s/ Zoe Graham
General Partner: Origin Distillery, LLC
Name: Zoe Graham
Title: CEO

ROOSHINE, INC

By:	/s/ Larry Curran
Name: Larry Curran
Title: CEO

The Products

As listed on the Rooshine Website www.drinkrooshine.com.

Rooshine Whisky

Rooshine Billabong Honey Whisky

Rooshine Vodka

Rooshine Black Spiced Rum

Rooshine Dark Rum

Rooshine Bourbon

Rooshine Smoked Emu

Rooshine Smoked Croc

Rooshine Smoked Roo